PHARUS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67948

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2022__ AND ENDING __12/31/2022__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pharus Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Fifth avenue, 25th floor

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Harrell	**212-904-0101**	**kharrell@pharus.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group LLC

(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, Ste 401	**Kenneth Square**	**PA**	**19438**
(Address)	(City)	(State)	(Zip Code)
2-23-2010		**5020**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Kenneth Harrell</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Pharus Securities, LLC</u>, as of <u>12/31</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Michael Robert Lindley Notary Public
Consular Direct Ltd
44 Baker Street
London W1U 7AL

Title:
Managing Member

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

PHARUS SECURITIES, LLC

DECEMBER 31, 2022

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to the Financial Statement.. 3-5



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members
of Pharus Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pharus Securities, LLC as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Pharus Securities, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pharus Securities, LLC's management. Our responsibility is to express an opinion on Pharus Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pharus Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPAs

We have served as Pharus Securities, LLC's auditor since 2018.
Kennett Square, Pennsylvania
March 17, 2023

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

PHARUS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	68,754
Equity investment at fair market value		585,062
Prepaid expenses and other assets		14,446
Total assets	$	668,262

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses & accrued expenses		13,589
Total liabilities		13,589
Member's equity		654,673
Total liabilities and member's equity	$	668,262

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Pharus Securities, LLC (the Company) is a privately held limited liability company formed in Delaware in 2007 for the purpose of conducting business, beginning in 2008, as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company's business activities are limited to Private placement of securities and Merger and acquisition and strategic advisory services.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company carries no margin accounts and does not otherwise hold funds or securities for, or owe money or securities to customers.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash
For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Investment in Preferred Units
In June of 2015, the Company purchased preferred units in a privately held company. This investment is carried at cost and has no readily determinable fair value. Management has determined that the investment has not been impaired at December 31, 2022.

Income taxes
The Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

Accounts Receivables
Accounts receivables, which generally represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from invoice date, are stated at the amount billed to customer. Interest is not charged for receivables unpaid after the expiration of normal terms. The Company's accounts receivable balance on January 1, 2022 was $342,000. At December 31, 2022, the Company had no accounts receivable balance.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Revenue Recognition
In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the

Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

3. **FAIR VALUE OF FINANCIAL INSTRUMENTS** *(continued)*

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The equity investment at cost asset is classified as a Level 3 investment using the above hierarchy.

Cash, prepaid expenses, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2022 because of their short-term nature.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2022, the Company had net capital, as defined, of $55,165, which exceeded the required minimum net capital of $5,000 by $50,165. Aggregate indebtedness at December 31, 2022 totaled $13,589. The Company's percentage of aggregate indebtedness to net capital was 24.63%.

5. **RELATED PARTY TRANSACTIONS**

The Company has entered into an agreement to share various administrative expenses with a company related to the Company through common ownership. Under the terms of the agreement, the Company is obliged to pay the related party for administrative costs as defined by the agreement. For the year ended December 31, 2022, the expense sharing agreement required payment of $4,000 per month to pay for occupancy costs.

6. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2022 and through March 17, 2023 of issuance and determined that there are no material events that would require disclosures in the Company's financial statements.